UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# SCHEDULE 14A

**(RULE 14a-101)**
**SCHEDULE 14A INFORMATION**

**Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934**

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Section 240.14a-12

# Single Touch Systems Inc.

**(Name of Registrant as Specified in its Charter)**

**(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)**

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**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS**

**TO BE HELD AUGUST 9, 2012**

The annual meeting of shareholders of Single Touch Systems Inc. will be held at Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310 on August 9, 2012 at 9:00 a.m., local time, for the following purposes, which are more fully described in the accompanying proxy statement:

1. to elect as directors the five nominees  named in the proxy statement and recommended by our Board of Directors to serve until the 2012 annual meeting of shareholders and until the subsequent election and qualification of their respective successors;

2. to ratify the selection of Weaver, Martin & Samyn LLC as our independent registered public accounting firm for the fiscal year ending September 30, 2012; and

3. to transact such other business as may properly come before the annual meeting or at any adjournments thereof.

The Board of Directors has fixed the close of business on July 2, 2012, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournments thereof.

By Order of the Board of Directors,

/s/ James Orsini
James Orsini
*President and Chief Executive Officer*

Jersey City, New Jersey
July 10, 2012

**Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Meeting of Shareholders to Be Held on August 9, 2012:** This proxy statement, the accompanying form of proxy card and our annual report for the fiscal year ended September 30, 2011 (the "Annual Report") are available on our website at www.singletouch.net, which does not have "cookies" that identify visitors to that site. Under rules issued by the Securities and Exchange Commission, we are providing access to our proxy materials both by sending you this full set of proxy materials and by notifying you of the availability of our proxy materials on the Internet.



**SINGLE TOUCH SYSTEMS INC.**

**PROXY STATEMENT**

**2011 ANNUAL MEETING OF SHAREHOLDERS**

The enclosed proxy is solicited on behalf of the Board of Directors of Single Touch Systems Inc. ("we", "us", the "Company" or "Single Touch"), a Delaware corporation, for use at the 2011 Annual Meeting of Shareholders to be held on August 9, 2012 at 9:00 a.m., local time, or at any adjournments or postponements thereof, for the purposes set forth in this proxy statement and in the accompanying notice of annual meeting of shareholders.

**Location of Annual Meeting**

The Annual Meeting will be held at Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310 on August 9, 2012 at 9:00 a.m., local time.

**Principal Executive Offices**

Our principal executive offices are located at 100 Town Square Place, Suite 204, Jersey City, NJ 07310, and our telephone number is (201) 275-0555.

**Mailing Date**

The definitive proxy solicitation materials are first being mailed by us on or about July 10, 2012 to all shareholders entitled to vote at the annual meeting.

**Availability of Proxy Materials on the Internet**

Under rules issued by the Securities and Exchange Commission (the "SEC"), we are providing access to our proxy materials both by sending you this full set of proxy materials, including the proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement, the accompanying form of proxy card and our Annual Report are available on our website at www.singletouch.net.

**Record Date and Our Common Stock**

Shareholders of record at the close of business on July 2, 2012, the record date for the annual meeting, are entitled to notice of, and to vote, at the annual meeting. We have one class of shares outstanding, designated common stock, $0.001 par value per share. Shares of our common stock are quoted on the Over the Counter Bulletin Board under the symbol "SITO." As of the record date, 132,232,392 shares of our common stock were issued and outstanding.

**Solicitation of Proxies**

We are making this solicitation of proxies, and we will bear the expense of preparing, printing, mailing and otherwise distributing this proxy statement. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited on our behalf, in person or by mail, telephone, facsimile, or other electronic means, by our directors, officers and regular employees, without additional compensation.

**Revocability of Proxies**

You may revoke any proxy given pursuant to this solicitation, at any time before it is voted, by either:

- delivering a written notice of revocation or a duly executed proxy bearing a later date; or

- attending the annual meeting and voting in person.

Please note, however, that if the record holder of your shares is a broker, bank or other nominee and you wish to vote at the annual meeting, you must bring to the annual meeting a letter from the broker, bank or other nominee confirming both (i) your beneficial ownership of the shares; and (ii) that the broker, bank or other nominee is not voting the shares at the meeting.

**Proxy Cards and Voting**

Each shareholder is entitled to one vote for each share of common stock held as of the record date.

If we receive the enclosed proxy, properly executed, in time to be voted at the annual meeting, the Board of Directors will vote the shares represented by it in accordance with the instructions marked on the proxy. An executed proxy without instructions marked on it will be voted:

1. "FOR" each of the five nominees  for election as director; and

2. "FOR" the ratification of the selection of Weaver, Martin & Samyn LLC as our independent registered public accounting firm for our fiscal year ending September 30, 2012, referred to as "fiscal year 2012".

The shares represented by the enclosed proxy may also be voted by the named proxies for such other business as may properly come before the annual meeting or at any adjournments or postponements of the annual meeting.

**Election of Directors**

Our Board of Directors, upon recommendation of its Corporate Governance and Nominating Committee, has nominated Stuart R. Levine, Richard Siber, Stephen D. Baksa, Anthony Macaluso and James Orsini for election at the annual meeting. If elected, each will serve a one-year term expiring at our 2012 annual meeting of shareholders and until their respective successors are elected and have been qualified or until their earlier resignation, removal or death. Background information about the nominees is provided in Proposal No. 1.

Each of the nominees has consented to serve if elected. If any of them becomes unable or unwilling to serve as a director before the annual meeting, our Board of Directors may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee. Our Board of Directors alternatively could decide to reduce the size of our board to the extent permitted by our articles of incorporation, by-laws and applicable laws. We presently do not know of any reason why any nominee will be unable to serve.

Our Board of Directors recommends that you vote "FOR" the election of these nominees.

**Ratification of Our Independent Registered Public Accounting Firm**

The Audit Committee of our Board of Directors has selected Weaver, Martin & Samyn LLC as our independent registered public accounting firm for our fiscal year ending September 30, 2012. The selection will be presented to our shareholders for approval at the annual meeting. Selection of our independent registered accounting firm is not required to be submitted to a vote of our shareholders for ratification. However, we are submitting this matter to our shareholders as a matter of good corporate governance. If our shareholders do not approve on an advisory basis our selection of Weaver, Martin & Samyn LLC, then the Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm. Even if our shareholders ratify the selection, the Audit Committee may, in its discretion, direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our shareholders.

Our Board of Directors recommends that you vote "FOR" the ratification of the selection of Weaver, Martin & Samyn LLC to serve as our independent registered public accounting firm.

**Quorum**

A quorum is required for shareholders to conduct business at the annual meeting. The presence, in person or by proxy, of shareholders holding a majority of the shares entitled to vote at the meeting will constitute a quorum.

**Vote Required**

Directors will be elected by a plurality of the votes cast by the shares of our common stock entitled to vote in the election. The affirmative vote of the holders of a majority of the shares of our common stock present at the annual meeting and cast on the proposal will be required for approval of the other proposals covered by this proxy statement (without regard to broker non-votes).

The selection of Weaver, Martin & Samyn LLC is being presented to our shareholders for ratification. Our Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm.

**Effect of Abstentions**

Abstentions (including instructions to withhold authority to vote for one or more director nominees) are counted for purposes of determining a quorum, but will have no effect on the outcome of any matter voted upon at the annual meeting.

**Effect of "Broker Non-Votes"**

For shares held in "street name" through a broker or other nominee, the broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if stockholders do not give their broker or nominee specific instructions, their shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. The ratification of the selection of our independent registered public accounting firm (Proposal 2) is considered a routine matter for which brokers and other nominees may vote shares they hold in street name, even in the absence of voting instructions from the beneficial holder. The election of directors (Proposal 1) is not considered routine matters, and the broker cannot vote the shares on this proposal if it has not received voting instructions from the beneficial owner of the shares.

**Cumulative Voting**

Our shareholders have no cumulative voting rights in the election of directors.

**Dissenters' Rights**

Under Delaware law, our shareholders do not have dissenters' rights with respect to any proposal to be considered at the annual meeting.

**Annual Report**

We have enclosed with this proxy statement our Annual Report on Form 10-K, excluding exhibits attached to our Form 10-K (which will be furnished upon written request as indicated below), for our fiscal year ended September 30, 2011, referred to as "fiscal year 2011." The report includes our audited financial statements, along with other information about us, which we encourage you to read.

You can obtain, free of charge, an additional copy of our Annual Report by:

- accessing our website located at www.singletouch.net;

- writing to us at: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary; or

- telephoning us at (201) 275-0555 .

You can also obtain a copy of our Annual Report on Form 10-K for our fiscal year ending September 30, 2011 and the other periodic filings that we make with the SEC from the SEC's EDGAR database located at www.sec.gov.

**PROPOSAL NO. 1**

**Election of Directors**

**Nominees Proposed for Election as Directors at the Annual Meeting**

At this annual meeting, the terms of all five members of our Board of Directors will expire.

Five directors are proposed to be elected at the annual meeting to serve until our 2012 annual meeting of shareholders for the fiscal year ending September 30, 2012 and until their respective successors are elected and have been qualified or until their earlier resignation, removal or death.

Upon the recommendation of our Governance and Nominating Committee, the Board of Directors has nominated each of Stuart R. Levine, Richard Siber, Stephen D. Baksa, Anthony Macaluso and James Orsini to serve as our directors. Each nominee is a current director standing for re-election.

Any vacancy existing between shareholders' meetings, including vacancies resulting from an increase in the number of directors or the resignation or removal of a director, may be filled by the Board of Directors. A director elected to fill a vacancy shall hold office until our next annual meeting of shareholders.

The Board of Directors does not contemplate that any of the director nominees will be unable to serve as a director, but if that contingency should occur before the proxies are voted, the persons named in the enclosed proxy reserve the right to vote for such substitute director nominees as they, in their discretion, determine.

Unless authority to vote for one or more of the director nominees is specifically withheld, proxies will be voted "FOR" the election of all five director nominees.

So that you have information concerning the independence of the process by which our Board of Directors selected the nominees, we confirm, as required by the SEC, that (1) there are no family relationships among any of the nominees or among any of the nominees and any officer and (2) there is no arrangement or understanding between any nominee and any other person pursuant to which the nominee was selected.

The directors of Single Touch have diverse backgrounds that provide experience and expertise in a number of areas particularly relevant to the Company. The Governance and Nominating Committee considers the particular qualifications and experience of directors standing for re-election and potential nominees for election and strives to nominate a Board that has expertise in a number of areas critical to the Company.

*<u>Nominees</u>*

**Anthony Macaluso,** age 49**,** became our President, Chief Executive Officer, Chairman, and principal shareholder upon the closing of the acquisition of Single Touch Interactive, Inc. in 2008. He founded Interactive in 2002, and from that time to May 2011 has had primary responsibilities for our operations and business. On May 16, 2011, he stepped down as our Chief Executive Officer, President and Chief Financial Officer but continued on as our executive Chairman.

**James Orsini,** age 49, joined us on May 16, 2011, as our Chief Executive Officer, President and Chief Financial Officer, and as a Director. On September 26, 2011, he stepped down as our Chief Financial Officer but continued on as our Chief Executive Officer, President and as a Director. From February 2006 to May 2011, Mr. Orsini served as Executive Vice President and Director of Finance and Operations at Saatchi & Saatchi New York, a marketing/advertising agency unit of Publicis Groupe S.A. Mr. Orsini received a bachelor of science in business administration degree from Seton Hall University, magna cum laude (1985), and is a certified public accountant.

**Richard Siber,** age 49, became a director of ours upon the closing of the acquisition of Single Touch Interactive, Inc. in July 2008. Mr. Siber founded Siber Consulting LLC in July 2004 and presently serves as its Chief Executive Officer. Siber Consulting provides technical and marketing services to the wireless industry. From 1994 through June 30, 2008 Mr. Siber was a partner in the Communications & High Tech practice at Accenture, Ltd. where he helped manage Accenture's worldwide wireless communications activities and was involved in all aspects of Accenture's mobile and wireless practice, including its Service Delivery Platform. Throughout his career, Mr. Siber has provided a broad range of marketing, strategic and industry-oriented consulting services to mobile operators, equipment vendors and content providers worldwide in the wireless industry. His experience has included all wireless industry licensed and unlicensed technologies including Cellular, PCS, LMR, Paging, Narrowband and Broadband Mobile Data, WiFi, Wireless PBX, Wireless Local Loop, and Satellite. Mr. Siber is a frequent industry speaker and has chaired, moderated or spoken at more than 250 wireless conferences and forums worldwide. Mr. Siber has a Bachelor of Arts degree from Boston University (1983) and a Masters of Business Administration degree from Boston College (1990).

**Stuart R. Levine,** age 64, was elected to the board of Single Touch Systems, Inc. on August 8, 2011. Mr. Levine is the founder, Chairman and Chief Executive Officer of Stuart Levine and Associates LLC, an international management consulting and leadership development Company. From 1992 to 1996, he was Chief Executive Officer of Dale Carnegie & Associates, Inc, a provider of leadership, communication and sales skills training. In 2011, Mr. Levine was recognized by the National Association of Corporate Directors as one of the top 100 most influential people in governance within the United States. Mr. Levine serves as a director of Broadridge Financial Solutions, Inc., a provider of investor communications, securities processing, and clearing and outsourcing solutions, where he serves as Chair of the Governance and Nominating Committee. He is Lead Director of J. D'Addario & Company, Inc., a private manufacturer of musical instrument accessories. He also serves on the board of North Shore-Long Island Jewish Health System. In addition, Mr. Levine is the bestselling author of "The Leader in You" (Simon & Schuster 2004), "The Six Fundamentals of Success" (Doubleday 2004) and "Cut to the Chase" (Doubleday 2007). Mr. Levine is the former Lead Director of Gentiva Health Services, Inc., a provider of home healthcare services, where he served from 2000 to 2009. He also served as a director of European American Bank from 1995 to 2001 and The Olsten Corporation, a provider of staffing solutions, from 1994 to 2000. Mr. Levine is a former Chairman of Dowling College as well as a former Member of the New York State Assembly.

**Stephen D. Baksa,** age 66, became a director of ours on November 1, 2011. Mr. Baksa was a General Partner at the Vertical Group from 1989 through 2010, a private equity and venture capital firm focused on the fields of medical technology and biotechnology. He is currently employed at the Vertical Group as an advisor/consultant. For more than 30 years, The Vertical Group has been an early stage investor and major shareholder of some of the medical technology industry's most successful companies. Before Mr. Baksa joined The Vertical Group, he was co-founder of Paddington Partners, a firm engaged in special situation investing focused on public health care equities. Mr. Baksa holds an M.B.A. from The Rutgers School of Business (1969) and a B.A. in Economics from Gettysburg College (1967).

## Required Vote for Approval

Directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election.

## Recommendation of Our Board of Directors

Our Board of Directors recommends that shareholders vote "for" the election to the Board of each of the above nominees.

**PROPOSAL NO. 2**

**Ratification of the Selection of Our Independent Registered Public Accounting Firm**

The Audit Committee of our Board of Directors has selected Weaver, Martin & Samyn LLC as our independent registered public accounting firm for our fiscal year ending September 30, 2012. We will present this selection to our shareholders for approval at the annual meeting. Selection of our independent registered accounting firm is not required to be submitted to a vote of our shareholders for ratification. However, we are submitting this matter to our shareholders as a matter of good corporate governance. If our shareholders do not approve on an advisory basis our selection of Weaver, Martin & Samyn LLC, then the Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm. Even if our shareholders ratify the selection, the Audit Committee may, in its discretion, direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our shareholders.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the selection of Weaver, Martin & Samyn LLC to serve as our independent registered public accounting firm. Unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the proxies "FOR" this proposal.

**Fees Paid to Weaver, Martin & Samyn LLC**

*Audit Fees* - The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements and review of financial statements included in the registrant's Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ending September 30, 2011 and 2010 were: $63,960 and $51,250, respectively.

*Audit-Related Fees* - No aggregate fees were billed in either of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported under item (1) for the fiscal years ending September 30, 2011 and 2010.

*Tax Fees* - No aggregate fees were billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning for the fiscal years ending September 30, 2011 and 2010.

*All Other Fees* - No other fees were billed for professional services provided by the principal accountant, other than the services reported above, for the fiscal years ending September 30, 2011 and 2010.

*Audit Committee Pre-Approval Policies* - We did not have and Audit Committee formed in the fiscal year ended September 30, 2011. Our officers performing such functions of an audit committee have approved the principal accountant's performance of services for the audit of the registrant's annual financial statements and review of financial statements included in our Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal year ending September 30, 2011. Audit-related fees, tax fees, and all other fees, if any, were approved by officers performing such functions of an audit committee.

*Work Performed by Others* - The percentage of hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was less than 50 percent.

Representatives of Weaver, Martin & Samyn LLC are not expected to be present at the 2011 Annual Meeting of Shareholders.

**Required Vote for Approval**

Approval of Proposal No. 2 requires the affirmative vote of a majority of the shares of our common stock present at the annual meeting and cast on the proposal. Selection of our independent registered accounting firm is not required to be submitted to a vote of our shareholders for ratification. However, we are submitting this matter to our shareholders as a matter of good corporate governance. If our shareholders do not approve on an advisory basis our selection of Weaver, Martin & Samyn LLC, then the Audit Committee will consider the outcome of this vote in its future discussions regarding the selection of our independent registered public accounting firm.

**Recommendation of Our Board of Directors**

Our Board of Directors recommends that you vote in favor of the ratification of the selection of Weaver, Martin & Samyn LLC as our independent registered public accounting firm.

## CORPORATE GOVERNANCE

**Board of Directors**

The Board of Directors currently consisted of five members. During fiscal year 2011, the Board of Directors consisted of four members and met five times. Each director attended not less than 75% of the aggregate number of meetings of the Board and no committees were formed in fiscal year 2011.

Our Board of Directors has determined that each of Mr. Baksa, Mr. Siber and Mr. Levine are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002.  Although our stock is not listed for trading on the Nasdaq Stock Market at this time, we are required to determine the independence of our directors by reference to the rules of a national securities exchange or of a national securities association (such as the Nasdaq Stock Market).  In accordance with these requirements, we have determined that Richard Siber, Stuart R. Levine and Stephen D. Baksa are "independent directors," as determined in accordance with Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market, Inc.

Mr. Orsini and Mr. Macaluso are executive officers of the Company, and therefore are not independent directors.

**Board Committees**

The Board of Directors established an Audit Committee, a Compensation Committee and a Governance and Nominating Committee in fiscal year 2012. The current charters of each of the Audit Committee, Compensation Committee and Governance and Nominating Committee are available on our website located at www.singletouch.net. The information contained on our website is not a part of this proxy statement.

*Audit Committee*

The Audit Committee is currently comprised of Mr. Baksa (chairman), Mr. Siber and Mr. Levine. We believe all three of the members are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The duties and responsibilities of the Audit Committee are set forth in the Audit Committee's charter, as adopted by the Board of Directors in fiscal year ending September 30, 2012. The Audit Committee had not been formed in fiscal year ended September 30, 2011.

The Audit Committee now oversees the financial reporting process for the Company on behalf of the Board of Directors, and has other duties and functions as described in its charter.

Company management has the primary responsibility for the Company's financial statements and the reporting process. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States.

Our Audit Committee serves to monitor our financial reporting process and internal control system; retains and pre-approves audit and any non-audit services to be performed by our independent registered accounting firm;

directly consults with our independent registered public accounting firm; reviews and appraises the efforts of our independent registered public accounting firm; and provides an open avenue of communication among our independent registered public accounting firm, financial and senior management and the Board of Directors. The full Board of Directors undertook the duties of the audit committee, compensation committee and nominating committee in fiscal year ended September 30, 2011. No Audit Committee's report relating to fiscal year ended September 30, 2011 is included in this proxy statement.

*Compensation Committee*

The Compensation Committee is currently comprised of Mr. Siber (chairman), Mr. Baksa and Mr. Levine. We believe all three of the members are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The duties and responsibilities of the Compensation Committee are set forth in the Compensation Committee's charter, as adopted by the Board of Directors in fiscal year ending September 30, 2012.  The Compensation Committee had not been formed in fiscal year ended September 30, 2011.

Among its duties, our Compensation Committee determines the compensation and benefits paid to our executive officers, including our President and Chief Executive Officer.

Our Compensation Committee reviews and determines salaries, bonuses and other forms of compensation paid to our executive officers and management, approves recipients of stock option awards and establishes the number of shares and other terms applicable to such awards.

Our Compensation Committee also determines the compensation paid to our Board of Directors, including equity-based awards. More information about the compensation of our non-employee directors is set forth in the section of this proxy statement titled "Director Compensation."

*Governance and Nominating Committee*

The Governance and Nominating Committee is currently comprised of Mr. Levine (chairman), Mr. Baksa and Mr. Siber. We believe all three of the members are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The duties and responsibilities of the Governance and Nominating Committee are set forth in the Governance and Nominating Committee's charter, as adopted by the Board of Directors in fiscal year ending September 30, 2012.  The Governance and Nominating Committee had not been formed in fiscal year ended September 30, 2011.

Our Corporate Governance and Nominating Committee is charged with recommending the slate of director nominees for election to the Board of Directors, identifying and recommending candidates to fill vacancies on the Board, and reviewing, evaluating and recommending changes to our corporate governance processes. Among its duties and responsibilities, the Corporate Governance and Nominating Committee periodically evaluates and assesses the performance of the Board of Directors; reviews the qualifications of candidates for director positions; assists in identifying, interviewing and recruiting candidates for the Board; reviews the composition of each committee of the Board and presents recommendations for committee memberships; and reviews and recommends changes to the charter of the Governance and Nominating Committee and to the charters of other Board committees.

The process followed by the Governance and Nominating Committee to identify and evaluate candidates includes (i) requests to Board members, our Chief Executive Officer, and others for recommendations, (ii) meetings from time to time to evaluate biographical information and background material relating to potential candidates and their qualifications, and (iii) interviews of selected candidates. The Corporate Governance and Nominating Committee also considers recommendations for nomination to the Board of Directors submitted by shareholders.

In evaluating the suitability of candidates to serve on the Board of Directors, including shareholder nominees, the Governance and Nominating Committee seeks candidates who are "independent," as defined by SEC rules adopted pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and who meet certain selection criteria established by the Governance and Nominating Committee.

**Code of Ethics**

On December 1, 2004 we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Ethics will be provided to any person requesting same without charge. To request a copy of our Code of Ethics please make written request to our President c/o Single Touch Systems Inc. at 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

**Risk Oversight**

The Board of Directors is responsible for the oversight of the Company's risk management efforts. While the full Board of Directors is ultimately responsible for this oversight function, individual committees may consider specific areas of risk from time to time as directed by the Board. Members of management responsible for particular areas of risk for the Company provide presentations, information and updates on risk management efforts as requested by the Board or a Board committee.

**Shareholder Communications**

Shareholders and other interested parties may send correspondence by mail to the full Board of Directors or to individual directors. Shareholders should address such correspondence to the Board of Directors or the relevant Board members in care of: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary.

All such correspondence will be compiled by our Secretary and forwarded as appropriate. In general, correspondence relating to corporate governance issues, long-term corporate strategy or similar substantive matters will be forwarded to the Board of Directors, one of the committees of the Board, or a member thereof for review. Correspondence relating to the ordinary course of business affairs, personal grievances, and matters as to which we tend to receive repetitive or duplicative communications are usually more appropriately addressed by the officers or their designees and will be forwarded to such persons accordingly.

**Director Compensation**

On August 8, 2011, the Company appointed Stuart R. Levine to serve on its Board of Directors. Pursuant to the appointment letter agreement with him dated August 8, 2011 (the "Levine Agreement"), the Company will pay Mr. Levine an annual cash stipend of $20,000 (in quarterly increments). The Company also granted Mr. Levine 200,000 stock options under the Company's 2010 Stock Plan exercisable at $0.331 per share, which fully vest on August 8, 2012, subject to continuation of service. Such stock options would, if vested on the date of cessation of service, remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. In addition, the Company issued Mr. Levine 25,000 shares of its common stock valued at their respective market value on date of grant totaling $7,000.

On August 8, 2011, Pursuant to the letter agreement with him dated August 8, 2011 (the "Siber Agreement"), the Company will pay Mr. Siber an annual cash stipend of $20,000 (in quarterly increments). The Company also granted Mr. Siber 200,000 stock options under the Company's 2010 Stock Plan exercisable at $0.331 per share, which fully vest on August 8, 2012, subject to continuation of service. Such stock options would, if vested on the date of cessation of service, remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner.

On November 1, 2011, the Company appointed Stephen D. Baksa to serve on its Board of Directors. Pursuant the appointment letter agreement with him dated November 1, 2011 (the "Baksa Agreement"), we will pay Mr. Baksa an annual cash stipend of $20,000 (in quarterly increments). The Company also granted to Mr. Baksa 200,000 five-year stock options under our 2010 Stock Plan, which annual options would vest in one lump amount one year after they are granted, subject to continuation of service. Such stock options would, if vested on the date of cessation of service, remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner. As contemplated by the Baksa Agreement, we granted such 200,000 stock options to Mr. Baksa effective November 1, 2011. The exercise price of the stock options is $0.225 per share.

There are currently no other regular cash compensation arrangements in place for members of the Board of Directors acting as such. Directors may however be reimbursed their expenses, if any, for attendance at meetings of the Board of Directors.

**2011 Director Compensation Table**

The following table sets forth compensation received by our directors in fiscal year 2011.

| Name | Fees earned or paid in cash ($) | Stock awards ($) | Option awards ($) | All other compensation ($) | Total ($) |
|---|---|---|---|---|---|
| Anthony Macaluso[2] | 0 | 0 | 0 | 0 | 0 |
| James Orsini[1] | 0 | 0 | 0 | 0 | 0 |
| Richard Siber | 2,912 | 0 | $ 10,215 | 0 | $ 13,127 |
| Stuart R. Levine | 2,912 | $ 7,000 | $ 10,215 | 0 | $ 20,127 |

_____

[1]  This table includes only his compensation which was expressly for service as a director. Mr. Orsini received other compensation as an executive officer—see the Summary Compensation Table following below under Executive Compensation.

[2]  This table includes only his compensation which was expressly for service as a director. Mr. Macaluso received other compensation as an executive officer—see the Summary Compensation Table following below under Executive Compensation.

**Director Attendance at Annual Meetings**

Our policy is that all directors, absent special circumstances, should attend our annual meeting of shareholders.

## EXECUTIVE OFFICERS

*James Orsini*, age 49, serves as our President and Chief Executive Officer. Further information about Mr. Orsini is set forth in Proposal No. 1.

*Anthony Macaluso*, age 49, serves as our Executive Chairman. Further information about Mr. Macaluso is set forth in Proposal No. 1.

*John Quinn,* age 49, joined us on September 26, 2011, as our Chief Financial Officer. Mr. Quinn was most recently Principal of ParenteBeard, LLC, an accounting and consulting firm. He was responsible for starting and was co-head of the Transaction Advisory Services group, which focused on M&A advisory and international tax consulting. Prior to joining ParenteBeard in 2010, Mr. Quinn was the New York based Chief Financial Officer of Financial Dynamics, a financial communications and investor relations consultancy. During his six-year tenure, Mr. Quinn was instrumental in converting an investor relations services provider into a full-service multinational and overseeing the sale and integration of Financial Dynamics to FTI Consulting, Inc.

From 1997-2004 Mr. Quinn was a partner at Scarpati Quinn & Hennessey, LLP, where he was a key contributor to the rapid growth of the accounting firm into an advisory, consulting and international tax service provider. For the eight years prior, he was senior manager of M&A and tax at Saatchi & Saatchi, the global advertising and marketing giant. Mr. Quinn began his career as a senior associate at KPMG in 1986. Mr. Quinn holds a MBA in international finance from Columbia University's Business School (1995) and graduated with a B.S. in accounting from the State University of New York (1986). He is a Certified Public Accountant.

# EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation paid or accrued by us during the two fiscal years ended September 30, 2011 to:

- all individuals who served as our chief executive officer or acted in a similar capacity for us at any time during the fiscal year ended September 30, 2011 and

- two additional individuals who were serving as executive officers of ours at the end of the fiscal year ended September 30, 2011.

## SUMMARY COMPENSATION TABLE

| Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Total ($) |
|---|---|---|---|---|---|---|
| Anthony Macaluso | 2011 | 322,582 | 0 | 2,700,000 | 205,182 | 3,227,764 |
| Executive Chairman | 2010 | 275,000 | 0 | 0 | 3,140 | 278,140 |
| | | | | | | |
| James Orsini | 2011 | 144,375 | 25,000 | 260,000 | 0 | 429,375 |
| Chief Executive Officer | 2010 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | |
| John Quinn | 2011 | 4,327 | 0 | 30,000 | 0 | 34,327 |
| Chief Financial Officer | 2010 | 0 | 0 | 0 | 0 | 0 |

Note: Table does not include option awards that have not vested for: Anthony Macaluso - 6,000,000 options vesting from 5/16/2012 through 5/16/2014 all expiring 6/1/2016, valued at $538,350; James Orsini – 4,500,000 options vesting 5/16/2012 through 5/16/2014 all expiring 5/16/2016, valued at $421,510; John Quinn – 1,500,000 options vesting 9/30/2012 through 9/30/2014 all expiring 9/30/2016, valued at $53,500.

## Employment Agreements and Benefits

Other than health, term life and long term disability insurance, we do not currently provide any employee benefit or retirement programs. Our officers' salaries are determined by the Board of Directors. Officers and employees may receive bonuses from time to time in the form of cash or equity at the sole discretion of the Board of Directors.

We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.

### Employment / Severance / Change-in-Control Agreements

On March 10, 2011, we entered into an employment letter agreement with James Orsini, who began employment as our Chief Executive Officer, President and Chief Financial Officer on May 16, 2011. The agreement (as amended on May 16, 2011) is for a three-year term, with successive two-year renewals unless either party elects against renewal. Mr. Orsini is entitled to a $385,000 annual salary, subject to possible increases. Mr. Orsini can also receive discretionary cash bonuses, and after three months of employment he was entitled to and did receive a $25,000 payment in respect of certain expenses. In addition, the agreement called for us to grant to him (and we accordingly did grant to him) 4,500,000 stock options under our 2010 Stock Plan; with one-third (with an exercise price of $0.63 per share) vesting on the first anniversary of his employment start date, one-third (with an exercise price of $0.90 per share) vesting on the second anniversary of his employment start date, and one-third (with an exercise price of $0.90 per share) vesting on the third anniversary of his employment start date. Vesting of his stock options shall accelerate if we experience a change in majority control. Mr. Orsini agreed not to compete with us during his employment and for two years thereafter.

If we terminate Mr. Orsini's employment without cause or for disability or if he resigns for good reason (as those terms are defined in the agreement), or if we elect not to enter into a renewal term of the employment letter agreement, he will receive one year of salary continuation and one year of COBRA premium payments. In addition, if we terminate Mr. Orsini's employment without cause or if he resigns for good reason, he will be entitled to exercise any of the 4,500,000 stock options which had vested as of the termination date, until three years after the termination date (or, if earlier, the expiration of the options).

If we experience a change in majority control (as defined in the agreement) during Mr. Orsini's employment, all his unvested stock options would immediately vest.

On June 3, 2011, we entered into an employment letter agreement with Anthony Macaluso, as our executive Chairman, effective as of June 1, 2011. The agreement is for a three-year term, with successive two-year renewals unless either party elects against renewal. Mr. Macaluso is entitled to a $385,000 annual salary, subject to possible increases. Mr. Macaluso can also receive discretionary cash bonuses. We also agreed in the employment letter agreement to grant Mr. Macaluso certain stock options under our 2010 Stock Plan.

In full satisfaction of all obligations under the employment letter agreement to grant stock options to Mr. Macaluso, and after taking account of certain remissions, we granted Mr. Macaluso on June 1, 2011 a total of 4,500,000 stock options under our 2010 Stock Plan, with 1,500,000 of the options (at an exercise price of $0.65 per share) vesting on May 16, 2012, 1,500,000 of the options (at an exercise price of $0.90 per share) vesting on May 16, 2013 and 1,500,000 of the options (at an exercise price of $0.90 per share) vesting on May 16, 2014.

If Mr. Macaluso is terminated without cause or due to disability, or if he resigns for good reason (all as defined in the employment letter agreement) or if we elect not to renew his employment term, then upon giving us a release he shall be entitled to one year of salary continuation and one year of COBRA premiums payments. Also, if we are acquired or if he is terminated without cause or if he resigns for good reason (all as defined in the employment letter agreement) during Mr. Macaluso's employment, all his unvested stock options will immediately vest.

In addition, if we terminate Mr. Macaluso's employment without cause or due to disability or if he resigns for good reason, he would be entitled to exercise any of the 4,500,000 stock options until three years after the termination date (or, if earlier, the expiration of the options).

On September 26, 2011, we entered into an employment letter agreement with John Quinn, as our Chief Financial Officer, effective as of September 26, 2011. Pursuant to the agreement we pay Mr. Quinn an annual salary of $225,000. The Agreement also calls for successive one-year renewals unless either party elects against renewal. Mr. Quinn can also receive discretionary cash bonuses.

We also agreed to grant Mr. Quinn 100,000 shares of our common stock under our 2009 Employee and Consultant Stock Plan, subject to a nontransferability restriction which lapsed on December 25, 2011.

We also agreed to grant Mr. Quinn a total of 1,500,000 upfront stock options under our 2008 Stock Option Plan with 500,000 of the options (at an exercise price of $0.65 per share) vesting after one year of service, 500,000 of the options (at an exercise price of $0.90 per share) vesting after two years of service and 500,000 of the options (at an exercise price of $0.90 per share) vesting after three years of service.

Under the Agreement, if Mr. Quinn is terminated without cause or due to his disability, or if he resigns for good reason (all as defined in the Agreement) or if we elect not to renew his employment term, then upon giving us a release he shall be entitled to six months of salary continuation and six months of COBRA premiums payments. Also, vesting of his stock options shall accelerate if Mr. Quinn is terminated without cause or if he resigns for good reason, or if we are acquired.

*Equity Compensation*

The following table reflects information for our executive officers named in the Summary Compensation Table, effective September 30, 2011.

**Outstanding Equity Awards at Fiscal Year-End**

| Name | Number of securities underlying unexercised options exercisable (#) | Number of securities underlying unexercised options unexercisable (#) | Option exercise price ($) | Option expiration date |
|---|---|---|---|---|
| Anthony Macaluso | 50,000 | — | 1.38 | 7/28/2012 |
| | 50,000 | — | 1.38 | 7/28/2013 |
| | 1,200,000 | — | 0.90 | 12/9/2013 |
| | 750,000 | — | 0.65 | 6/1/2016 |
| | - | 1,500,000 | 0.65 | 6/1/2016 |
| | - | 1,500,000 | 0.90 | 6/1/2016 |
| | - | 1,500,000 | 0.90 | 6/1/2016 |
| | | | | |
| James Orsini | - | 1,500,000 | 0.63 | 5/16/2016 |
| | - | 1,500,000 | 0.90 | 5/16/2016 |
| | - | 1,500,000 | 0.90 | 5/16/2016 |
| | | | | |
| John Quinn | - | 500,000 | 0.65 | 9/26/2016 |
| | - | 500,000 | 0.90 | 9/26/2016 |
| | - | 500,000 | 0.90 | 9/26/2016 |

_____

**Changes in Control**

We are not aware of any arrangement that might result in a change-of-control in the future.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 15, 2012, the beneficial ownership of Single Touch Systems Inc. common stock by each of our directors and named executive officers, by each person known to us to beneficially own more than 5% of our common stock, and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power (subject to applicable community property laws) and that person's address is c/o Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310. Shares of Common Stock subject to options, warrants, or convertible notes currently exercisable or convertible or exercisable or convertible within 60 days after February 15, 2012 are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible notes but are not deemed outstanding for computing the percentage of any other person.

|  | Shares | Percentage |
|---|---|---|
| Anthony Macaluso [1] | 37,515,498 | 23.5% |
| Richard Siber [2] | 3,100,000 | 2.3% |
| James Orsini [9] | 400,000 | 0.3% |
| Medical Provider Financial Corporation IV [3] | 12,700,000 | 9.8% |
| John Quinn [10] | 100,000 | 0.1% |
| Nicole Macaluso [1][5] | 23,297,219 | 17.7% |
| Mike Robert [6] | 13,433,370 | 9.9% |
| Stephen D. Baksa [4][8] | 7,865,034 | 5.9% |
| Stuart R. Levine [8] | 25,000 | 0.0% |
|  |  |  |
| Officers and Directors as a Group (6 persons) [7] | 49,005,532 | 30.7% |

[1]  Includes 2,050,000 shares underlying stock options and 1,250,000 shares underlying warrants. Also includes 3,829,309 shares owned by Dan Ayala, which Mr. Macaluso has the right to vote pursuant to a proxy. Also includes 21,997,219 shares owned directly or as custodian by Nicole Macaluso, which Mr. Macaluso has the right to vote pursuant to a proxy. Mr. Macaluso owns 8,388,970 shares outright in his own name. Mr. Macaluso disclaims beneficial ownership of the shares owned by Dan Ayala and of the shares owned by Nicole Macaluso. Does not include 5,250,000 shares underlying stock options not exercisable within 60 days.

[2]  Includes 3,100,000 shares underlying stock options.

[3]  The address for Medical Provider Financial Corporation IV is 2100 South State College Boulevard, Anaheim, CA 92806. Thomas Seaman is now acting as receiver for Medical Provider Financial Corporation IV.

[4]  Includes 4,847,402 shares owned directly and 917,332 shares owned as trustee. Also includes 1,100,000 shares underlying warrants and 1,000,000 shares underlying a convertible promissory note.

[5]  The address for Ms. Macaluso is P. O. Box 1318, Rancho Santa Fe, CA 92067. Includes 50,000 shares underlying stock options and 1,250,000 shares underlying warrants. Ms. Macaluso owns 21,747,219 shares outright in her own name and 250,000 shares as custodian for children. Other than the shares listed in the table next to her name, Ms. Macaluso disclaims beneficial ownership of the shares beneficially owned by Anthony Macaluso.

[6]  The address for Mr. Robert is 4831 Mt. Longs Drive, San Diego, CA 92117. Includes 4,500,000 shares underlying warrants issued by us. Mr. Robert owns 8,933,370 shares outright and in the name of his retirement account.

[7]  Includes Messrs. Macaluso, Siber, Orsini, Baksa, Levine and Quinn.

[8]  Does not include 200,000 shares underlying stock options not exercisable within 60 days.

[9]  Does not include 4,500,000 shares underlying stock options not exercisable within 60 days.

[10]  Does not include 1,500,000 shares underlying stock options not exercisable within 60 days.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and ten-percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on the review of copies of such reports furnished to us, during the fiscal year ended September 30, 2011, all of our officers, directors and ten percent stockholders complied with all applicable Section 16(a) filing requirements, with the exception of Anthony Macaluso, a director and an officer, who has not filed Form 4 transaction information; Richard Siber, a director, who has not filed Form 3 information; Mike Robert, a ten percent stockholder, that has not filed Form 3 information and Nicole Macaluso, a ten percent stockholder, who has not filed Form 3 information.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

**Related Party Transactions**

*Macaluso /Affiliates 2008 Indebtedness Consolidation and Restatement -* Before the reverse merger of July 24, 2008, Anthony Macaluso made certain loan advances to Single Touch Interactive, Inc. Initially, the outstanding balance bore interest at a rate of 8% per annum and was to become due and payable in December 2010. On July 24, 2008, we and he entered into a modification of the debt arising from such loan advances, accrued interest of $24,282 and $942,397 of accrued compensation evidencing it by a convertible promissory note with a principal amount of $2,319,512, bearing interest at an annual rate of 8%, with interest payable monthly. The principal balance was payable on demand, and if no demand was made the note was to mature on July 15, 2010. The note was convertible at the holder's option into shares of our common stock at $0.08 per share.

Before the reverse merger of July 24, 2008, Activate Sports, LLC, which is an affiliate of Anthony Macaluso, made certain loan advances to Single Touch Interactive, Inc. Initially, the outstanding balance bore interest at a rate of 8% per annum and was to become due and payable in December 2010. On July 24, 2008, we and Activate Sports, LLC entered into a modification of the debt arising from such loan advances and accrued interest, evidencing it by a convertible promissory note with a principal amount of $561,558, bearing interest at an annual rate of 8%, with interest payable monthly. The principal balance was payable on demand, and if no demand was made the note was to mature on July 15, 2010. The note was convertible at the holder's option into shares of our common stock at $0.08 per share. On September 16, 2008, Activate Sports, LLC exercised its right to convert the full principal balance due it by the Company of $561,558 into 7,019,475 shares of common stock.

Before the reverse merger of July 24, 2008, Activate, Inc., which is an affiliate of Anthony Macaluso, made certain loan advances to Single Touch Interactive, Inc. Initially, the outstanding balance bore interest at a rate of 8% per annum and was to become due and payable in December 2010. On July 24, 2008, we and Activate, Inc. entered into a modification of the debt arising from such loan advances and accrued interest, evidencing it by a convertible promissory note with a principal amount of $73,445, bearing interest at an annual rate of 8%, with interest payable monthly. The principal balance was payable on demand, and if no demand was made the note was to mature on July 15, 2010. The note was convertible at the holder's option into shares of our common stock at $0.08 per share. The Company paid the balance due in full during the year ended September 30, 2011.

*Dunn Warrants for Consulting 2007/2008 -* In July 2007 and June 2008 Single Touch Interactive, Inc. issued common stock warrants to Laurence Dunn, who later became a Director, as consideration for consulting services as a strategic advisor performing corporate planning, strategic consulting projects, mergers and acquisition advice, introduction to institutional groups, financial engineering services and related services. The warrants were for the purchase of 500,000 shares of common stock at a price of $0.02 per share and for the purchase of 1,000,000 shares of common stock at an exercise price of $0.01 per share, respectively. Mr. Dunn has transferred 52,500 of the $0.02 warrants and exercised all of the $0.01 warrants. The remaining 447,500 $0.02 warrants were exercised in June of 2011. Only 50,000 of the transferred warrants were outstanding at September 30, 2011.

*StreamWorks 2009 Intellectual Property Transaction (Macaluso/Activate) -* On June 2, 2009, we entered into an Intellectual Property Rights Purchase and Transfer Agreement with StreamWorks Technologies, Inc., a Delaware corporation ("StreamWorks"), pursuant to which we acquired a portfolio of 2 US patents and 14 patent applications related primarily to the management, streaming and routing of electronic media. In consideration for the portfolio, StreamWorks received 3,666,667 common shares of the Company and warrants to purchase 1,833,334 shares of our common stock at an exercise price of $2.30 per share for a period of two years. In addition, StreamWorks executives

Floyd Bowen and Charles Jennings entered into non-compete agreements in our favor not to compete with us in the field of mobile Abbreviated Dial Codes or mobile Streaming Dynamic Advertising for three years. Shortly before this transaction, Activate, Inc., an affiliate of Anthony Macaluso, sold 1,200,000 shares of our common stock, which it owned, to three major investors in StreamWorks for $1,200,000.

On March 30, 2010, an additional US patent, for "System and Method for Streaming Media," was issued to us, based on a patent application in this portfolio.

*Dunn 2009-2011 Consulting* - We engaged our then- director Laurence Dunn as a consultant on financial matters, at a rate of $15,000 per month, from December 1, 2009 through March 2011, and at a rate of $10,000 per month for April 2011.

*Macaluso 2009 Intellectual Property Transaction* - On December 14, 2009, Anthony Macaluso assigned to us, as required by the Agreement and Plan of Merger and Reorganization dated March 20, 2008, under which we acquired Interactive in a reverse merger, all of his rights in a US patent and approximately 20 patent applications, generally related to providing information over cell phones. Upon the assignment, we reimbursed him $244,840 for the total legal fees he had incurred relating to the property transferred. Since then, several patents have been issued on these patent applications.

*2010 Macaluso/Activate Consolidation and Modification - 2009 Debt* - In fiscal 2009, Activate, Inc., which is an affiliate of Anthony Macaluso, made loan advances of $894,500 to us, at 8% interest per annum. We repaid $99,081 in fiscal 2009 and $504,000 in fiscal 2010. In June 2009, Activate, Inc. purchased from a third party a $250,000 promissory note, bearing 10% interest per annum, which we had issued.

On June 28, 2010, we issued Activate, Inc. a new convertible promissory note with a principal amount of $633,651, which represented $291,397 of outstanding loan advances, plus the $54,170 of accrued but unpaid interest on the loan advances, plus the $250,000 principal amount of the purchased promissory note, plus the $29,787 of accrued but unpaid interest on the purchased $250,000 promissory note, plus the $8,297 of accrued but unpaid interest on the converted $73,445 convertible promissory note. The new note was to mature on June 27, 2011, accrued interest at an annual rate of 1% and was convertible at the holder's option into our common stock at $0.37 per share. We prepaid, in February and April 2011, the entire principal amount of and all accrued interest on this new note.

*Macaluso 2010 Debt Conversion* - On or shortly after June 28, 2010, Anthony Macaluso and his former spouse, Nicole Macaluso, converted a convertible promissory note's principal balance of $2,319,512 into 28,993,896 shares of our common stock. Anthony Macaluso received 13,773,992 of these shares issued.

On June 28, 2010, we issued Anthony Macaluso a new convertible promissory note with a principal amount of $155,531, which represented $123,581 of accrued compensation (net of payroll taxes) plus the $31,950 accrued but unpaid interest due him on the converted $2,319,512 convertible promissory note. The new note matured on June 27, 2011, accrued interest at an annual rate of 1% and was convertible at the holder's option into our common stock at $0.37 per share. We repaid, in May and June 2011, the entire principal amount of and all accrued interest on this new note. On June 28, 2010, Activate, Inc. converted a convertible note's principal balance of $73,445 into 918,063 shares of our common stock.

*Cassina 2010 Debt Conversion* - From time to time our then- director James Cassina advanced funds to us, and from time to time we have repaid some of the principal amount of and accrued interest on such advances. The net advances began accruing interest in December 2008 at an annual rate of 8%. On June 29, 2010, we issued 606,768 shares of common stock to him in satisfaction of the total balance of $224,511 (which included accrued interest of $25,011), for an effective conversion rate of $0.37 per share.

*Soapbox Mobile, Inc. Related-Party Arrangements* - Anthony Macaluso is the preferred shareholder of Soapbox Mobile, Inc., which provided the use of certain equipment and software to us from February 2008 through June 2010 at a monthly rate of $4,000 and had been providing them to us from July 1, 2010 to June 30, 2011 at a monthly rate of $7,500. On June 30, 2011, the Company entered into an agreement with Anthony Macaluso whereby the Company was granted an option to acquire his majority interest in Soapbox. Under the terms of the option grant, the Company was required to pay and did a deposit of $155,000 which will be refunded in the event the acquisition does not close. Under the option agreement both parties have the opportunity to perform due diligence necessary to determine the value of the majority interest and perform other actions necessary to complete the acquisition.

*Baksa 2011 Convertible Note and Warrants Purchase* - On November 14, 2011, Stephen Baksa purchased from us a $500,000 promissory note and 1,000,000 warrants, in exchange for $500,000 cash. The note bears interest at 10% per annum and matures in one year, and is convertible into our common stock at $0.50 per share. The warrants have an exercise price of $0.25 per share and expire in three years.

**Policies and Procedures for Approving Transactions with Related Persons**

The independent members of the Board of Directors have the responsibility to review and approve related person transactions, either in advance or when we become aware of a related person transaction that was not reviewed and approved in advance; however, the Board of Directors has not yet adopted a written policy or procedures governing its approval of transactions with related persons. During fiscal year 2011 and prior, the independent members of the Board of Directors serving at that time did not specifically review and approve all related person transactions.


**DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS**


In order to reduce costs and in accordance with SEC rules, we deliver only one proxy statement and Annual Report to multiple shareholders sharing an address, unless we receive contrary instructions from one or more of such shareholders. Notwithstanding the foregoing, we will deliver promptly, upon written or oral request to the Company at the telephone number and address noted below, a separate copy of our proxy statement and Annual Report to each shareholder at a shared address to which a single copy of the documents are delivered. Shareholders who wish to receive a separate copy of our proxy statement and Annual Report in the future should contact the Company by calling (201) 275-0555 or writing, Single Touch Systems Inc., Attn: Secretary, at 100 Town Square Place, Suite 204, Jersey City, NJ 07310. Shareholders sharing an address who currently receive multiple copies of proxy statements and annual reports, but who wish to receive only a single copy of such materials, can request that only a single copy be provided by contacting the Company at the same number or address.


**SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING**


**Proposals Submitted for Inclusion in Our Proxy Materials**

We will include in our proxy materials for our 2012 annual meeting of shareholders shareholder proposals that comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Among other things, Rule 14a-8 requires that we receive such proposals no later than 120 days prior to the one-year anniversary of this proxy statement. Thus, for the 2012 annual meeting of shareholders, we must receive shareholder proposals submitted for inclusion in our proxy materials no later than February 9, 2013; unless the date of our 2012 annual meeting is more than 30 days before or after August 9, 2013, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. We will not include in our proxy materials shareholder proposals received that do not comply with all of the requirements of that Rule. Shareholder proposals submitted for inclusion in our proxy materials should be mailed to the following address: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary.

**Proposals Not Submitted for Inclusion in Our Proxy Materials**

Shareholder proposals that are not submitted for inclusion in our proxy materials for our 2012 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act should be mailed to the following address: Single Touch Systems Inc., 100 Town Square Place, Suite 204, Jersey City, NJ 07310, Attention: Secretary.

Any shareholder wishing to nominate a person for election to our Board of Directors or have any other proposal brought before our 2012 annual meeting, but not considered for inclusion in our 2012 proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act as described above, must submit the proposal on or before February 9, 2013 or such other time as may be disclosed in our Quarterly Reports on form 10-Q. The proxy holders will have discretionary authority granted by the proxies to vote on these proposals.

Recommendations for Director nomination must include appropriate biographical information, accompanied by the written consent of the proposed nominee. The qualifications of recommended candidates will be reviewed by the Governance and Nominating Committee.

**OTHER MATTERS**

As of the date of this proxy statement, our Board of Directors does not know of any other matters that are to be presented for action at the annual meeting. Should any other matter come before the annual meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matter in accordance with their judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ James Orsini

James Orsini
*President and Chief Executive Officer*

Jersey City, New Jersey
July 10, 2012

▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

## PROXY

Please mark your votes like this  **X**

Proposals – The Board of Directors recommends a vote <u>FOR</u> all the Board of Directors nominees listed and <u>FOR</u> the ratification of the selection of Weaver, Martin & Samyn LLC to serve as our independent registered public accounting firm.

**1. Election of Directors**

| | | | | |
|---|---|---|---|---|
| 01 - Anthony Macaluso | ☐ For | ☐ Withhold | | |
| 02 - James Orsini | ☐ For | ☐ Withhold | | |
| 03 - Richard Siber | ☐ For | ☐ Withhold | | |
| 04 - Stuart R. Levine | ☐ For | ☐ Withhold | | |
| 05 - Stephen D. Baksa | ☐ For | ☐ Withhold | | |

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| **2. To ratify the appointment of Weaver, Martin & Samyn LLC as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2012.** | ☐ | ☐ | ☐ |

Note: The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). If no direction is made, this proxy will be voted FOR the election of directors and FOR proposal 2. If any other matters properly come before the meeting, the person named in this proxy will vote in their discretion.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature ——————— Signature ——————— Date ——————— , 2012.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held August 09, 2012**

**This proxy statement and our 2011 Annual Report to Stockholders for the fiscal year ended September 30, 2011 are available at http://www.singletouch.net**

▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

PROXY

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

# Single Touch Systems Inc.

The undersigned appoints **James Orsini** as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of **Single Touch Systems Inc.** held of record by the undersigned at the close of business on July 2, 2012 at the Annual Meeting of Stockholders of **Single Touch Systems Inc.** to be held on August 9, 2012 or at any adjournment thereof.

**This proxy will be voted as specified. If no specification is made, this proxy will be voted in favor of proposals 1 and 2.**

**PLEASE RETURN IN THE ENVELOPE PROVIDED**

**(Continued, and to be marked, dated and signed, on the other side)**